TruGolf Holdings, Inc.

60 North 1400 West

Centerville, Utah 84014

December 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	TruGolf Holdings, Inc.
Registration Statement on Form S-3
File No. 333-291608

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, TruGolf Holdings, Inc. (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on December 15, 2025, or as soon thereafter as possible on such date.

Very truly yours,

TruGolf Holdings, Inc.

/s/ Christopher (Chris) Jones
Name:	Christopher (Chris) Jones
Title:	Chief Executive Officer